NEW FUEL SYSTEMS INC.
-----------------investing in renewable energy

August 13, 2015

Mr. Jay E. Ingram, Legal Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:           New Fuel Systems Inc.
Form F-1/A Registration Statement Under the Securities Act of 1933
Registration No. 333-202030

Dear Mr. Ingram:

On behalf of New Fuel Systems Inc. (the “Company”) we hereby submit this acceleration request and seek an Order of the Commission declaring the above-referenced registration statement effective at 10:00 a.m. August 19, 2015, or as soon thereafter as is reasonably practicable.

In this regard, please be advised that the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing ; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request for acceleration of effectiveness of the registration statement will also confirm the Company’s awareness of its respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as they relate to the proposed public offering of securities specified in the above registration statement.

If you have any questions on this matter, you may contact the undersigned at (604) 532-2090 or Mr. Gary R. Henrie, Attorney at Law at (801) 310-1419.

Sincerely,

New Fuel Systems Inc.

/s/ Jack Stuart

_______________________________________
By:           Jack Stuart, CEO

Unit #210, 5641 – 201 Street, Langley, British Columbia, Canada  V3A 8A4